FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2017

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                     Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

Quarterly Report for the Period Ending

June 30, 2017

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended June 30, 2017 of Videotron Ltd.

QUARTERLY REPORT

2017 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six-month Period

January 1, 2017 – June 30, 2017

August 15, 2017

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and six-month periods ended June 30, 2017 and 2016

(unaudited)

FINANCIAL REVIEW

CORPORATE PROFILE

We, Videotron Ltd. (“Videotron” or the “Corporation”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Québec). We are the largest cable operator in the Province of Québec and the third-largest in Canada, based on the number of cable customers, as well as being a major cable Internet service and telephony services provider in the Province of Québec. Our cable network covers approximately 79% of the Province of Québec’s approximately 3.6 million residential and commercial premises. The deployment of our LTE network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services.

Videotron Business Solutions is a premier full-service telecommunications provider serving small and medium-sized and large-sized businesses, telecommunications carriers, as well as a data center operator. Products and services for small and medium-sized businesses are supported by extensive coaxial, fibre-optic and LTE wireless networks.

Videotron’s primary sources of revenue include: subscriptions for cable television, Internet access, cable and mobile telephony services, over-the-top video services (“Club illico”) and business solutions services.

The following Management Discussion and Analysis covers the Corporation’s main activities in the second quarter of 2017 and the major changes from the previous financial year.

All amounts are stated in Canadian dollars unless otherwise indicated. This Management Discussion should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2016 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>. Due to rounding, minor differences may exist between amounts shown in this MD&A and the condensed consolidated financial statements.

HIGHLIGHTS SINCE MARCH 31, 2017

•	During the second quarter of 2017, revenues grew 5.1%, adjusted operating income grew by 7.3% and ARPU grew by 7.2%, all compared to the second quarter of 2016.

•

As of June 30, 2017, 953,300 lines were activated on our mobile telephony service, an increase of 32,400 (3.5%) in the quarter and a year-over-year increase of 124,400 (15.0%). Furthermore, wireless ARPU grew by $2.81 (5.6%) year-over-year.

•

On July 24, 2017, the Corporation sold seven 2500 MHz and 700 MHz wireless spectrum licences outside Quebec to Shaw Communications inc. for a cash consideration of $430.0 million. The licences were reclassified as assets held for sale in current assets on the consolidated balance sheet as of June 30, 2017. The sale will result in a gain on disposal of $243.0 million in the third quarter of 2017.

•

On June 20, 2017, the Corporation sold its AWS spectrum licence in the Toronto region to Rogers Communications Canada inc. for a cash consideration of $184.2 million, pursuant to the transfer option held since 2013. The sale resulted in a gain on disposal of $87.8 million.

•

On May 1, 2017, the Corporation redeemed $125.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021 at a redemption price of 103.438% of their principal amount, in accordance with a notice issued on March 31, 2017. The repurchase followed the redemption on January 5, 2017 of a first $175.0 million tranche of the Notes, in accordance with a notice issued on December 2, 2016.

•

On April 13, 2017, the Corporation issued US$600.0 million aggregate principal amount of 5.125% Senior Notes maturing on April 15, 2027, for net proceeds of $794.5 million, net of financing fees of $9.9 million.

MANAGEMENT DISCUSSION AND ANALYSIS

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted operating income and adjusted operating income margin are not calculated in accordance with, or recognized by International Financial Reporting Standards (“IFRS”). The Corporation’s method of calculating these non-IFRS financial measures may differ from methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted Operating Income

The Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss or gain on valuation and translation of financial instruments, restructuring of operations, litigations and other items, gain on sale of spectrum licences, gain or loss on debt refinancing and income taxes. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to the depreciation of tangible assets and amortization of certain intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Adjusted Operating Income Margin

The Corporation defines adjusted operating income margin as the adjusted operating income expressed as a percentage of revenues under IFRS.

KEY PERFORMANCE INDICATOR

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony and Club illico revenues per average basic cable customer. ARPU is not a measurement that is calculated in accordance with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable and mobile telephony and Club illico revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

MANAGEMENT DISCUSSION AND ANALYSIS

Table 1 below presents a reconciliation of adjusted operating income to net income as disclosed in our condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of dollars)

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Adjusted operating income	$388.7	$362.3	$765.1	$720.3
Depreciation and amortization	(158.8)	(147.8)	(314.3)	(296.2)
Financial expenses	(38.8)	(39.5)	(76.0)	(79.2)
(Loss) gain on valuation and translation of financial instruments	(1.2)	1.3	(1.6)	0.1
Restructuring of operations, litigations and other items	(6.4)	(4.0)	6.0	(8.5)
Gain on sale of spectrum licences	87.8	–	87.8	–
Loss on debt refinancing	–	–	(5.2)	–
Income tax expense	(30.7)	(29.8)	(76.9)	(59.3)
Net income	$240.6	$142.5	$384.9	$277.2

Analysis of Consolidated Results of Videotron

2017/2016 Second Quarter Comparison

Customer statistics

Revenue-generating units – As of June 30, 2017, the total number of revenue-generating units stood at 5,795,800, an increase of 400 in the second quarter of 2017, compared with a decrease of 16,900 (0.3%) in the same period last year. RGUs increased by 147,400 (2.6%) over the last twelve months.

Mobile telephony services – As of June 30, 2017, 953,300 lines were activated on our mobile telephony network, an increase of 32,400 (3.5%) in the quarter, compared with an increase of 33,200 (4.2%) in the same quarter of 2016. Mobile telephony lines increased by 124,400 (15.0%) over the last twelve months.

Cable Internet access services – The number of subscribers to cable Internet access services stood at 1,627,200 as at the end of the second quarter of 2017, a decrease of 900 (0.1%) in the quarter, compared with a decrease of 6,400 (0.4%) in the same quarter of 2016. Cable Internet access customers increased by 55,500 (3.5%) over the last twelve months. As of June 30, 2017, the household penetration rate (number of subscribers as a proportion of the 2,859,200 total homes passed) for our cable Internet access services was 56.9%, compared with 55.6% as of June 30, 2016.

Cable television services – Our combined customer base for cable television services decreased by 23,900 (1.4%) in the second quarter of 2017, compared with a decrease of 24,500 (1.4%) in the second quarter of 2016 and a year-over-year decrease of 40,800 (2.4%). As of June 30, 2017, our cable network household penetration rate was 57.9%, compared with 60.1% a year earlier.

MANAGEMENT DISCUSSION AND ANALYSIS

•

The number of subscribers to illico Digital TV stood at 1,596,800 as at the end of the second quarter of 2017, an increase of 1,700 (0.1%) during the period, compared with a decrease of 9,100 (0.6%) in the second quarter of 2016. Illico Digital subscribers increased by 37,000 (2.4%) over the last twelve months. As of June 30, 2017, 96.4% of our cable television customers were subscribers to our illico Digital TV services, compared with 91.9% as of June 30, 2016. Our illico Digital TV household penetration rate 55.8% as of June 30, 2017, compared with 55.2% as of June 30, 2016.

•

The customer base for analog cable television services decreased by 25,600 (29.9%) in the second quarter of 2017, compared with a decrease of 15,400 (10.1%) in the second quarter of 2016. Analog cable television subscribers decreased by 77,800 (56.5%) over the last twelve months, partially as a result of customer migration to illico Digital TV.

Cable telephony services – The number of cable telephony lines stood at 1,221,000 as at the end of the second quarter of 2017, a decrease of 20,300 (1.6%) in the quarter, compared with a decrease of 20,300 (1.6%) in the same quarter of 2016. Cable telephony lines decreased by 63,000 (4.9%) over the last twelve months. As of June 30, 2017, our cable telephony service household penetration rate was 42.7%, compared with 45.4% as of June 30, 2016.

Club illico – The number of subscribers to Club illico stood at 337,600 as at the end of the second quarter of 2017, an increase of 13,100 (4.0%) in the quarter, compared with an increase of 1,100 (0.4%) in the second quarter of 2016. Club illico customers increased by 71,300 (26.8%) over the last twelve months.

Table 2

End-of-quarter customer numbers

(in thousands of customers)

	June 17	Mar. 17	Dec. 16	Sept. 16	June 16	Mar. 16	Dec. 15	Sept. 15
Mobile telephony[1]	953.3	920.9	893.9	867.7	828.9	795.7	768.6	742.5
Cable Internet	1,627.2	1,628.1	1,612.8	1,596.1	1,571.7	1,578.1	1,568.2	1,559.5
Cable television:
Analog	59.9	85.5	103.8	124.9	137.7	153.1	166.3	181.3
Digital	1,596.8	1,595.1	1,587.1	1,570.8	1,559.8	1,568.9	1,570.6	1,564.6
	1,656.7	1,680.6	1,690.9	1,695.7	1,697.5	1,722.0	1,736.9	1,745.9
Cable telephony[1]	1,221.0	1,241.3	1,253.1	1,265.1	1,284.0	1,304.3	1,316.3	1,329.5
Club illico	337.6	324.5	314.7	278.5	266.3	265.2	257.5	228.5

Revenue-generating units (RGUs)	5,795.8	5,795.4	5,765.4	5,703.1	5,648.4	5,665.3	5,647.5	5,605.9
[1]	In thousands of lines

Revenues: $818.5 million, an increase of $39.8 million (5.1%) compared with the second quarter of 2016.

Revenues from mobile telephony services increased by $26.8 million (21.8%) to $149.6 million, essentially due to customer growth and higher revenue per activated line.

Revenues from Internet access services increased by $13.9 million (5.7%) to $256.7 million. The favourable variance was mainly due to subscriber plans mix, subscriber growth, rates increases on some packages and lower discounts, partially offset by lower revenues from excess usage.

Combined revenues from cable television services decreased by $2.1 million (0.8%) to $252.9 million. This decrease was primarily due to the net customer base erosion, higher discounts and the new CRTC regulation regarding the basic package, however partially offset by higher revenues from the leasing of digital set-top boxes, rates increases on some packages and higher video-on-demand orders.

Revenues from cable telephony services decreased by $6.4 million (6.0%) to $100.2 million, mainly due to the net customer base erosion.

Revenues from Club illico increased by $2.4 million (32.4%) to 9.8 million, essentially due to customer growth.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenues from business solutions increased by $4.6 million (17.1%) to $31.5 million mainly due to revenues growth from 4Degrees Colocation inc. (“4Degrees”) and from Fibrenoire inc. (“Fibrenoire”).

Revenues from sales of customer premises equipment increased by $0.6 million (4.0%) to $15.5 million mainly because of increased sales of mobile devices.

Other revenues remained stable year-over-year.

Monthly combined ARPU: $153.28 in the second quarter of 2017, compared with $143.01 in the same quarter of 2016, an increase of $10.27 (7.2%). This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

Adjusted operating income: $388.7 million in the second quarter of 2017, an increase of $26.4 million (7.3%) compared to the same quarter of 2016.

•	This increase was primarily due to:

•	revenue net growth, as detailed above.

Partially offset by:

•	increase in losses on sale of mobile devices, partially offset by the growing popularity of our “bring your own device” plans.

Employee costs, expressed as a percentage of revenues: 11.9% in 2017, compared with 12.2% in 2016.

Purchase of goods and services, expressed as a percentage of revenues: 40.6% in 2017, compared with 41.2% in 2016.

Depreciation and amortization charge: $158.8 million, an increase of $11.0 million (7.4%) compared with the same quarter of 2016. The increase was mainly due to an increase in assets related to our wireless and wireline networks and our IT systems.

Financial expenses (primarily comprised of interest on long-term debt): $38.8 million in the second quarter of 2017, a decrease of $0.7 million (1.8%) compared with the same quarter of 2016.

•	This decrease was primarily due to:

•	$4.2 million in interest revenue from our subordinated loan to our parent corporation issued during the quarter.

Partially offset by:

•	$2.6 million increase in interest on long-term debt, mainly due to higher average indebtedness; and

•	$0.9 million increase in other interest charges and other items.

Gain or loss on valuation and translation of financial instruments: Loss of $1.2 million in the second quarter of 2017, compared with a gain of $1.3 million in the same quarter of 2016, an unfavourable variance of $2.5 million mainly due to a negative fluctuation in the ineffective portion of fair value hedges.

Restructuring of operations, litigations and other special items: $6.4 million charge recorded in the second quarter of 2017, compared with a $4.0 million charge in the same quarter of 2016, an increase of $2.4 million, mainly due to an increase in charges related to the gradual decommissioning of our analog network.

Gain on sale of spectrum licences: $87.8 million in the second quarter of 2017. On June 20, 2017, the Corporation sold its AWS spectrum licence in the Toronto region to Rogers Communications Canada inc. for a cash consideration of $184.2 million, pursuant to the transfer option held since 2013.

MANAGEMENT DISCUSSION AND ANALYSIS

Income tax expense: $30.7 million (effective tax rate of 11.3%) in the second quarter of 2017, compared with $29.8 million (effective tax rate of 17.3%) in the same quarter of 2016.

•	The increase of $0.9 million was mainly due to:

•	$26.6 million related to an increase in taxable income.

Partially offset by:

•	$12.1 million decrease due to the effect of non-deductible charges and non-taxable income; and

•	$11.4 million decrease due to changes in tax consolidation arrangements with our parent corporation.

Net income attributable to shareholder: $240.6 million, an increase of $98.1 million (68.9%).

•	The increase was mainly due to:

•	$87.8 million gain on sale of spectrum licences;

•	$26.4 million increase in adjusted operating income; and

•	$0.7 million decrease in financial expenses.

Partially offset by:

•	$11.0 million increase in amortization charge;

•	$2.5 million unfavourable variance in gain or loss on valuation and translation of financial instruments;

•	$2.4 million unfavourable variance in restructuring of operations, litigations and other special items; and

•	$0.9 million increase in income taxes.

2017/2016 Year-to-date Comparison

Revenues: $1,616.8 million, an increase of $67.4 million (4.4%) compared with the same period of 2016.

Revenues from mobile telephony services increased by $53.3 million (22.3%) to $292.5 million, essentially due to customer growth and higher revenues per customer.

Revenues from Internet access services increased by $22.6 million (4.7%) to $507.1 million. The favourable variance was mainly due to subscriber plans mix, subscriber growth, lower discounts and rates increases on some packages, partially offset by lower revenues from excess usage.

Combined revenues from cable television services decreased by $11.3 million (2.2%) to $504.1 million. This decrease was primarily due to the net customer base erosion, higher discounts and the new CRTC regulation regarding the basic package, however partially offset by higher revenues from the leasing of digital set-top boxes, rates increases on some packages and higher video-on-demand orders.

Revenues from cable telephony services decreased by $11.3 million (5.3%) to $202.8 million. This decrease was primarily due to the net customer base erosion.

Revenues from Club illico increased by $3.8 million (25.3%) to $18.8 million, essentially due to customer growth.

Revenues from business solutions increased by $10.3 million (19.6%) to $62.9 million mainly due to revenues growth from 4Degrees and from Fibrenoire.

Revenues from sales of customer premises equipment increased by $0.4 million (1.7%) to $23.8 million mainly because of increased sales of mobile devices.

Other revenues remained stable year-over-year.

Monthly combined ARPU: $151.38 for the first six months of 2017, compared with $142.19 in the same period of 2016, an increase of $9.19 (6.5%).This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

MANAGEMENT DISCUSSION AND ANALYSIS

Adjusted operating income: $765.1 million for the first six months of 2017, an increase of $44.8 million (6.2%) compared to the same period of 2016.

•	This increase was primarily due to:

•	revenue net growth, as detailed above.

Partially offset by:

•	increase in losses on sale of mobile devices, partially offset by the growing popularity of our “bring your own device” plans.

Employee costs, expressed as a percentage of revenues: 12.2% for the first six months of 2017, compared with 12.5% in the same period of 2016.

Purchase of goods and services, expressed as a percentage of revenues: 40.4% for the first six months of 2017, compared with 41.0% in the same period of 2016.

Depreciation and amortization charge: $314.3 million in the first six months of 2017, an increase of $18.1 million (6.1%) compared with the same period of 2016. The increase was mainly due to an increase in assets related to our wireless and wireline networks and IT systems.

Financial expenses (primarily comprised of interest on long-term debt): $76.0 million in the first six months of 2017, a decrease of $3.2 million (4.0%) compared with the same period of 2016.

•	The decrease was mainly due to:

•	$4.2 million in interest revenue from our subordinated loan to our parent corporation issued during the quarter; and

•	$1.1 million decrease in interest on long-term debt, mainly due to lower average indebtedness and the impact of lower interest rates on long-term debt due to debt refinancing at lower rates.

Partially offset by:

•	$1.0 million increase in other interest expenses and other items;

•	$0.6 million increase due to changes in tax consolidation arrangements with our parent corporation; and

•	$0.5 million decrease in gain on foreign currency translation of short-term monetary items.

Gain or loss on valuation and translation of financial instruments: Loss of $1.6 million in the first six months of 2017, compared with a $0.1 million gain in the same period of 2016, an unfavourable variance of $1.7 million mainly due to a negative fluctuation in the ineffective portion of fair value hedges.

Restructuring of operations, litigations and other special items: $6.0 million gain recorded in the first six months of 2017, compared with a charge of $8.5 million in the same period of 2016, a favourable variance of $14.5 million.

•

In the first six months of 2017, a $6.0 million net gain was recognized in connection with developments in legal disputes, labour-cost reduction initiatives, and charges related to the gradual decommissioning of our analog network.

•	In the first six months of 2016, a $8.5 million charge was recognized in connection with cost-reduction initiatives, and charges related to the gradual decommissioning of our analog network.

Gain on sale of spectrum licences: $87.8 million in the first six months of 2017. On June 20, 2017, the Corporation sold its AWS spectrum licence in the Toronto region to Rogers Communications Canada inc. for a cash consideration of $184.2 million, pursuant to the transfer option held since 2013.

MANAGEMENT DISCUSSION AND ANALYSIS

Loss on debt refinancing: $5.2 million in the first six months of 2017, compared to nil in the same period of 2016.

•

The Corporation redeemed, on May 1, 2017, all of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021, in an aggregate principal amount of $125.0 million, at a redemption price of 103.438% of their principal amount. A $5.2 million loss was recorded in the consolidated statement of income of the first six months of 2017 in connection with this redemption.

Income tax expense: $76.9 million (effective tax rate of 16.7%) in the first six months of 2017, compared with $59.3 million (effective tax rate of 17.6%) in the same period of 2016.

•	The increase of $17.6 million was mainly due to:

•	$33.7 million related to an increase in taxable income; and

•	$3.8 million increase due to changes in tax consolidation arrangements with our parent corporation.

Partially offset by:

•	$17.6 million decrease due to non-taxable items and non-deductible charges.

Net income attributable to shareholder: $384.9 million, an increase of $107.7 million (38.9%).

•	The increase was mainly due to:

•	$87.8 million gain on sale of spectrum licences;

•	$44.8 million increase in adjusted operating income;

•	$14.5 million favourable variance in restructuring of operations, litigations and other special items; and

•	$3.2 million decrease in financial expenses.

Partially offset by:

•	$18.1 million increase in amortization charge;

•	$17.6 million increase in income taxes; $5.2 million unfavourable variance in loss on debt refinancing; and

•	$1.7 million unfavourable variance in gain or loss on valuation and translation of financial instruments.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating Activities

Second quarter 2017

Cash flows provided by operating activities: $371.1 million in the second quarter of 2017, compared with $308.3 million in the same quarter of 2016, an increase of $62.8 million (20.4%).

•	The increase was mainly due to:

•	$31.4 million decrease in current income tax expenses;

•	$26.4 million increase in adjusted operating income; and

•

$6.5 million favourable variance in non-cash balances related to operations, mainly due to a favourable net variation in accounts payable and accrued charges, partially offset by an unfavourable net variation in inventories, in income taxes payables and in accounts receivables and payable with corporations under common control.

MANAGEMENT DISCUSSION AND ANALYSIS

Year to date

Cash flows provided by operating activities: $552.0 million in the first half of 2017, compared with $568.5 million in the same period of 2016, a decrease of $16.5 million (2.9%).

•	The decrease was mainly due to:

•

$145.0 million unfavourable variance in non-cash balances related to operations, mainly due an unfavourable net variation in income taxes payable, in inventories, in accounts receivable and payable to corporations under common control and in accounts payable and accrued charges.

Partially offset by:

•	$65.4 million decrease in current income tax expenses;

•	$44.8 million increase in adjusted operating income; and

•	$14.5 million favourable variance in restructuring of operations, litigations and other items charges, as explained above.

Working capital: $10.1 million as of June 30, 2017, compared with negative $490.4 million as of December 31, 2016. The difference is mainly explained by the cash proceeds from our sale of AWS spectrum licences to Rogers Communications Canada inc., the reclassification to assets held-for-sale of out-of-Quebec spectrum licences following the sale to Shaw Communications inc., the settlement of accounts payable and accrued charges and the disbursement of income tax installments related to the 2016 fiscal year.

Investing Activities

Second quarter 2017

Additions to fixed assets: $147.2 million in the second quarter of 2017, compared with $196.2 million in the same quarter of 2016. The decrease is mainly explained by investments made in 2016 in our data centers and lower investments in our LTE wireless network.

Additions to intangible assets: $24.8 million in the second quarter of 2017, compared with $25.9 million in the same quarter of 2016.

Proceeds from the disposal of assets: $184.7 million in the second quarter of 2017, compared with $0.5 million in the same quarter of 2016. On June 20, 2017, the Corporation sold its AWS spectrum licence in the Toronto region to Rogers Communications Canada inc. for a cash consideration of $184.2 million, pursuant to the transfer option held since 2013. The sale resulted in a gain on disposal of $87.8 million.

Year to date

Additions to fixed assets: $308.9 million in the first half of 2017 compared with $355.8 million in the same period of 2016. The decrease is mainly explained by investments made in 2016 in our data centers and lower investments in our LTE wireless network.

Additions to intangible assets: $58.4 million in the first half of 2017, compared with $64.5 million in the same period of 2016. The decrease in mainly explained by acquisition of LTE wireless capacity made in 2016.

Proceeds from the disposal of assets: $185.2 million in the first six months of 2017, compared with $0.9 million in the same quarter of 2016. On June 20, 2017, the Corporation sold its AWS spectrum licence in the Toronto region to Rogers Communications Canada inc. for a cash consideration of $184.2 million, pursuant to the transfer option held since 2013. The sale resulted in a gain on disposal of $87.8 million.

MANAGEMENT DISCUSSION AND ANALYSIS

Business acquisition: $5.6 million in the first half of 2017, compared with $118.9 million in the same period of 2016. In January 2016, the Corporation acquired Fibrenoire, a company that provides businesses with fibre-optic connectivity services, for a purchase price balance of $125.0 million. At closing, the Corporation paid an amount of $119.1 million, net of cash acquired of $1.8 million. A post-closing adjustment of $0.2 million was received in the second quarter of 2016. The purchase price balance was paid in February 2017 for an amount of $5.6 million.

Financing Activities

Consolidated debt (long-term debt plus bank indebtedness): $181.7 million increase during the first half of 2017.

•	Summary of debt increases during the first half of 2017:

•

issuance, on April 13, 2017, of US$600.0 million aggregate principal amount of Senior Notes for net proceeds of $794.5 million, net of financing fees of $9.9 million. The Notes bear interest at 5.125% per annum and mature on April 15, 2027.

•	Summary of debt decreases during the same period:

•	redemption and retirement, on May 1, 2017 and January 5, 2017, of $300.0 million aggregate principal amount of our 6.875% Senior Notes due in July 2021;

•	$209.3 million decrease in drawings under our revolving credit facilities;

•

$91.5 million favourable impact of exchange rate fluctuations. This decrease in long-term debt is offset by a decrease in the asset (or an increase in the liability) related to cross-currency interest rate swaps, recorded under “Derivative financial instruments”;

•	$10.1 million favourable net change in bank indebtedness; and

•	repayment of $5.4 million of borrowings under our bank credit facility.

Assets and liabilities related to derivative financial instruments: Net asset of $348.3 million as of June 30, 2017, compared with a net asset of $417.8 million as of December 31, 2016, a $69.5 million unfavourable variance. The variance was mainly due to the unfavourable net impact of exchange rate and interest rate fluctuations on the value of derivative financial instruments.

Dividends: Net decrease of $4.0 million in common dividends to our parent corporation in the first six months of 2017 compared with the same period of 2016.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Position as of June 30, 2017

Net available liquid assets: $1,078.9 million for the Corporation and its wholly owned subsidiaries, consisting of $113.9 million in cash and cash equivalents, and $965.0 million in unused availabilities under credit facilities.

Consolidated debt (long-term debt plus bank indebtedness): $3,354.9 million as of June 30, 2017, an increase of $181.7 million; $69.5 million unfavourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As of June 30, 2017, mandatory debt repayments on the Corporation’s long-term debt in the coming years are as follows:

Table 3

Mandatory debt repayments on Videotron’s long-term debt

Twelve-month period ending June 30

(in millions of dollars)

2018	$10.7
2019	–
2020	–
2021	–
2022	–
2023 and thereafter	3,367.8
Total	$3,378.5

We may (but are under no obligation to) from time to time seek to retire or purchase our outstanding senior notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on our liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of Videotron’s consolidated debt was approximately 7.6 years as of June 30, 2017 (6.8 years as of December 31, 2016). As of June 30, 2017, after taking into account the hedging instruments, the debt consisted of approximately 93.9% fixed-rate debt (85.5% as of December 31, 2016) and 6.1% floating-rate debt (14.5% as of December 31, 2016).

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our wireline and wireless networks, working capital, interest payments, debt repayments, pension plan contributions, and dividends and distributions in the future. Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries. Videotron believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). As of June 30, 2017, the Corporation was in compliance with all required financial ratios.

Distributions to our shareholder: We paid $165.0 million in common dividends to our shareholder, Quebecor Media, in the first half of 2017, compared with total common dividends of $169.0 million in the same period of 2016. We expect to make cash distributions to our shareholder in the future, as determined by our Board of Directors, and within the limits set by the terms of our indebtedness and applicable laws.

MANAGEMENT DISCUSSION AND ANALYSIS

Analysis of Consolidated Balance Sheets as of June 30, 2017

Table 4

Consolidated Balance Sheets of Videotron

Analysis of significant variances between June 30, 2017 and December 31, 2016

(in millions of dollars)

	June 30, 2017	December 31, 2016	Variance	Variance detail
Assets

Cash and cash equivalents	$115.4	$1.0	$114.4	Cash inflows provided by operating and financing activities, less outflows used in investing activities

Income taxes receivable (payable)	14.8	(33.4)	48.2	Recognition of tax benefits

Inventories	108.0	86.1	21.9	Mainly acquisition of mobile devices

Investments	3,600.0	–	3,600.0	Net acquisition of preferred shares of an affiliated corporation for tax consolidation purposes

Intangible assets[1]	1,036.2	1,123.3	(87.1)	Sale of AWS spectrum licences to Rogers

Derivative financial instruments[2]	348.3	417.8	(69.5)	See “Financing Activities” above

Subordinated loan to parent corporation	342.0	–	342.0	Loan to parent corporation issued in April 2017

Liabilities

Accounts payable and accrued charges	399.2	456.4	(57.2)	Impact of current variances in activity

Provisions	23.6	60.3	(36.7)	Settlement of litigations

Long-term debt, including short-term portion	3,354.9	3,163.1	191.8	See “Financing Activities” above

Subordinated loan from parent corporation	3,600.0	–	3,600.0	Loan payable to the parent corporation for tax consolidation purposes

Deferred income taxes	582.8	525.5	57.3	Unfavourable variance mainly related to a general partnership

[1]	Including assets held for sale
[2]	Long-term assets less long-term liabilities

MANAGEMENT DISCUSSION AND ANALYSIS

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As of June 30, 2017, material contractual obligations included: capital repayment and interest payments on long-term debt, obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments, operating lease arrangements and capital asset purchases and other commitments.

Table 5 below shows a summary of our contractual obligations.

Table 5

Contractual obligations of the Corporation

Payments due by period as of June 30, 2017

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Contractual obligations[1]
Accounts payable and accrued charges	$399.2	$399.2	$–	$–	$–
Amounts payable to affiliated corporations	55.8	55.8	–	–	–
Bank credit facility	10.7	10.7	–	–	–
5% Senior Notes due July 15, 2022	1,037.2	–	–	–	1,037.2
5 3/8% Senior Notes due June 15, 2024	777.8	–	–	–	777.8
5 5/8% Senior Notes due June 15, 2025	400.0	–	–	–	400.0
5 3/4% Senior Notes due January 15, 2026	375.0	–	–	–	375.0
5 1/8% Senior Notes due April 15, 2027	777.8	–	–	–	777.8
Interest payments[2]	1,226.3	122.7	333.4	331.4	438.8
Derivative financial instruments[3]	(347.3)	(20.7)	–	–	(326.6)
Operating lease commitments	164.8	41.7	58.9	26.0	38.2
Services and capital equipment commitments	313.2	56.1	70.0	58.2	128.9

Total contractual cash obligations	$5,190.5	$665.5	$462.3	$415.6	$3,647.1
[1]

Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation, the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of June 30, 2017.
[3]	Estimated future receipts, net of disbursements, related to foreign exchange hedging using derivative financial instruments.

Material commitments included in Table 5

The Corporation leases sites for its LTE wireless network under operating lease contracts, and has contracted long-term commitments to acquire equipment for a total future disbursement of $77.7 million.

In May 2013, the Corporation and Rogers Communications signed a set of service sharing and exchange agreements, including a 20-year agreement to build out and operate a shared LTE wireless network in the Province of Québec and in the Ottawa Region. As of June 30, 2017, a total commitment of $260.1 million was outstanding under this agreement.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favourable to Videotron than could have been obtained from independent third parties.

MANAGEMENT DISCUSSION AND ANALYSIS

Operating transactions

In the second quarter of 2017, the Corporation and its subsidiaries incurred various expenses, including rent charges, from the parent and affiliated corporations in the amount of $26.5 million ($24.0 million in the same quarter of 2016), which are included in purchase of goods and services. The Corporation and its subsidiaries generated revenues from the parent and affiliated corporations in the amount of $1.4 million ($1.5 million in the same quarter of 2016).

During the first six months of 2017, the Corporation and its subsidiaries incurred various expenses, including rent charges, from the parent and affiliated corporations in the amount of $62.7 million ($57.7 million in the same period of 2016), which are included in purchase of goods and services. The Corporation and its subsidiaries generated revenues from the parent and affiliated corporations in the amount of $3.3 million ($3.4 million in the first six months of 2016). These transactions were concluded and accounted for at the consideration agreed between parties.

Management arrangements

Videotron has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis.

In the second quarter of 2017, Videotron incurred management fees of $13.3 million ($13.3 million in the second quarter of 2016) with its parent corporation. During the first six months of 2017, Videotron incurred management fees of $26.5 million ($26.5 million in the first six months of 2016).

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued charges, provisions, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed and floating rate debts and (iii) to lock-in the value of certain derivative financial instruments through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

MANAGEMENT DISCUSSION AND ANALYSIS

The carrying value and fair value of long-term debt and derivative financial instruments as of June 30, 2017 and December 31, 2016 are as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	June 30, 2017		December 31, 2016
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(3,378.5)	$(3,568.0)	$(3,180.3)	$(3,266.4)
Derivative financial instruments[3]
Early settlement options	–	–	0.4	0.4
Foreign exchange forward contracts[4]	(4.1)	(4.1)	2.5	2.5
Cross-currency interest rate swaps[4]	352.4	352.4	415.3	415.3
[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	The fair value of long-term debt excludes the fair value of early settlement options, which is presented separately in the table.
[3]	The fair value of derivative financial instruments designated as hedges is a net asset position of $348.3 million as of June 30, 2017 ($417.8 million as of December 31, 2016).
[4]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

The gain or loss on valuation and translation of financial instruments for the three months and six months ended June 30, 2017 and 2016 is summarized in the following table.

Table 7

Gain or loss on valuation and translation of financial instruments

(in millions of dollars)

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Loss (gain) on the ineffective portion of fair value hedge	$1.2	$(1.3)	$1.5	$–
Loss (gain) on embedded derivatives related to long- term debt	–	–	0.1	(0.1)
	$1.2	$(1.3)	$1.6	$(0.1)

A gain of $28.2 million was recorded under other comprehensive income in the second quarter of 2017 in relation to cash flow hedging relationships ($17.8 million in the same quarter of 2016). For the six months ended June 30, 2017, a gain of $20.9 million was recorded ($22.1 million in the corresponding period of 2016).

The fair value of long-term debt in table 6 is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheet is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized

MANAGEMENT DISCUSSION AND ANALYSIS

measure of the fair value of the derivative financial instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium.

Cautionary Statement Regarding Forward-Looking Statement

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, our business, and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue developing our network and facilities-based mobile offering;

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate;

•	new technologies that would change consumer behaviour towards our product suite;

•

unanticipated higher capital spending required to deploy our network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•

disruptions to the network through which we provide our digital television, Internet access, telephony services, and Club illico and our ability to protect such services from piracy, unauthorised access or other security breaches;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

MANAGEMENT DISCUSSION AND ANALYSIS

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the annual report on Form 20-F, under “Item 3. Key information – Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC).

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended June 30			Six months ended June 30
	Note	2017	2016	2017	2016
Revenues
Cable television		$252,888	$255,013	$504,148	$515,398
Internet		256,676	242,838	507,147	484,527
Mobile telephony		149,579	122,770	292,454	239,167
Cable telephony		100,208	106,551	202,762	214,062
Over-the-top video		9,802	7,358	18,836	15,047
Business solutions		31,540	26,926	62,904	52,567
Equipment sales		15,512	14,903	23,773	23,365
Other		2,308	2,375	4,746	5,264
		818,513	778,734	1,616,770	1,549,397
Employee costs	2	97,676	95,246	197,689	193,578
Purchase of goods and services	2	332,309	321,211	653,950	635,496
Depreciation and amortization		158,758	147,792	314,306	296,244
Financial expenses	3	38,765	39,508	76,010	79,151
Loss (gain) on valuation and translation of financial instruments	4	1,212	(1,288)	1,642	(102)
Restructuring of operations, litigation and other items	5	6,360	4,037	(5,983)	8,547
Gain on sale of spectrum licences	7	(87,846)	–	(87,846)	–
Loss on debt refinancing	8	–	–	5,201	–
Income before income taxes		271,279	172,228	461,801	336,483

Income taxes (recovery)
Current		4,507	35,931	8,768	74,136
Deferred		26,173	(6,158)	68,136	(14,871)
		30,680	29,773	76,904	59,265

Net income		$240,599	$142,455	$384,897	$277,218
Net income attributable to
Shareholder		$240,595	$142,450	$384,886	$277,206
Non-controlling interests		4	5	11	12

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Net income	$240,599	$142,455	$384,897	$277,218
Other comprehensive income (loss):
Items that may be reclassified to income :
Cash flows hedges:
Gain on valuation of derivative financial instruments	28,220	17,804	20,895	22,111
Deferred income taxes	8,782	490	10,826	8,767
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss	–	(33,000)	–	(64,000)
Deferred income taxes	–	8,900	–	16,900
	37,002	(5,806)	31,721	(16,222)
Comprehensive income	$277,601	$136,649	$416,618	$260,996

Comprehensive income attributable to
Shareholder	$277,597	$136,644	$416,607	$260,984
Non-controlling interests	4	5	11	12

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of Canadian dollars)

(unaudited)

	Equity attributable to shareholder
	Capital stock (note 11)	Retained earnings	Accumulated other comprehensive loss (note 13)	Equity attributable to non-controlling interests	Total equity

Balance as of December 31, 2015	$132,401	$757,535	$(76,844)	$708	$813,800

Net income	–	277,206	–	12	277,218

Other comprehensive loss	–	–	(16,222)	–	(16,222)

Dividends	–	(169,000)	–	(116)	(169,116)

Balance as of June 30, 2016	132,401	865,741	(93,066)	604	905,680

Net income	–	269,996	–	21	270,017

Other comprehensive income	–	–	9,159	–	9,159

Dividends	–	(113,000)	–	(116)	(113,116)

Balance as of December 31, 2016	132,401	1,022,737	(83,907)	509	1,071,740

Net income	–	384,886	–	11	384,897

Other comprehensive income	–	–	31,721	–	31,721

Dividends	–	(165,000)	–	–	(165,000)

Balance as of June 30, 2017	$132,401	$1,242,623	$(52,186)	$520	$1,323,358

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

(unaudited)

	Three months ended June 30			Six months ended June 30
	Note	2017	2016	2017	2016
Cash flows related to operating activities
Net income		$240,599	$142,455	$384,897	$277,218
Adjustments for:
Depreciation of fixed assets		137,820	126,360	273,115	257,342
Amortization of intangible assets		20,938	21,432	41,191	38,902
Loss (gain) on valuation and translation of financial instruments	4	1,212	(1,288)	1,642	(102)
Gain on sale of spectrum licences	7	(87,846)	–	(87,846)	–
Amortization of financing costs	3	1,097	1,002	2,086	1,882
Deferred income taxes		26,173	(6,158)	68,136	(14,871)
Loss on debt refinancing	8	–	–	5,201	–
Other		2,306	2,251	4,664	4,247
		342,299	286,054	693,086	564,618
Net change in non-cash balances related to operating activities		28,791	22,254	(141,103)	3,859
Cash flows provided by operating activities		371,090	308,308	551,983	568,477

Cash flows related to investing activities
Additions to fixed assets		(147,191)	(196,214)	(308,942)	(355,834)
Additions to intangible assets		(24,785)	(25,909)	(58,388)	(64,542)
Proceeds from disposal of assets	7	184,737	475	185,207	923
Business acquisition (net of cash acquired)	6	–	128	(5,553)	(118,946)
Acquisition of preferred shares of an affiliated corporation	9	(3,600,000)	–	(3,600,000)	(195,000)
Cash flows used in investing activities		(3,587,239)	(221,520)	(3,787,676)	(733,399)

Cash flows related to financing activities
Net change in bank indebtedness		(45,224)	(11,254)	(10,118)	17,821
Net change under revolving credit facility		(400,009)	36,856	(209,323)	128,785
Issuance of long-term debt, net of financing fees	8	794,580	–	794,580	–
Repayment of long-term debt	8	(134,654)	(5,357)	(315,671)	(5,357)
Settlement of hedging contracts		(2,323)	(2,323)	(2,323)	(2,323)
Issuance of a loan to the parent corporation	10	(342,000)	–	(342,000)	–
Issuance of a loan from the parent corporation	9	3,600,000	–	3,600,000	195,000
Dividends		(140,000)	(105,000)	(165,000)	(169,000)
Other		–	(116)	–	(116)
Cash flows provided by (used in) financing activities		3,330,370	(87,194)	3,350,145	164,810

Net change in cash and cash equivalents		114,221	(406)	114,452	(112)

Cash and cash equivalents at the beginning of the period		1,192	2,068	961	1,774
Cash and cash equivalents at the end of the period		$115,413	$1,662	$115,413	$1,662

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Additional information on the consolidated statements of cash flows
Cash and cash equivalents consist of
Cash	$114,014	$88	$114,014	$88
Cash equivalents	1,399	1,574	1,399	1,574
	$115,413	$1,662	$115,413	$1,662

Interest and taxes reflected as operating activities
Cash interest payments	$32,280	$40,385	$69,409	$77,624
Cash income tax payments (net of refunds)	6,857	26,476	56,346	55,230

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

(unaudited)

	Note	June 30, 2017	December 31, 2016

Assets

Current assets
Cash and cash equivalents		$115,413	$961
Accounts receivable		325,369	329,037
Amounts receivable from affiliated corporations		18,682	2,657
Income taxes		14,792	–
Inventories		108,040	86,064
Prepaid expenses		53,297	38,242
Assets held for sale	7	186,974	–
Total current assets		822,567	456,961

Non-current assets
Investments	9	3,600,000	–
Fixed assets		3,260,144	3,261,883
Intangible assets		849,192	1,123,257
Goodwill		535,932	535,932
Derivative financial instruments		367,187	417,788
Subordinated loan to parent corporation	10	342,000	–
Other assets		14,913	16,864
Total non-current assets		8,969,368	5,355,724
Total assets		$9,791,935	$5,812,685

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Note	June 30, 2017	December 31, 2016

Liabilities and Equity

Current liabilities
Bank indebtedness		$–	$10,118
Accounts payable and accrued charges		399,194	456,437
Amounts payable to affiliated corporations		55,783	66,534
Provisions		23,626	60,321
Deferred revenue		323,134	309,910
Income taxes		–	33,370
Current portion of long-term debt	8	10,714	10,714
Total current liabilities		812,451	947,404

Non-current liabilities
Long-term debt	8	3,344,172	3,152,394
Subordinated loan from parent corporation	9	3,600,000	–
Derivative financial instruments		18,934	–
Deferred income taxes		582,845	525,535
Other liabilities		110,175	115,612
Total non-current liabilities		7,656,126	3,793,541

Total liabilities		8,468,577	4,740,945
Equity

Capital stock	11	132,401	132,401
Retained earnings		1,242,623	1,022,737
Accumulated other comprehensive loss	13	(52,186)	(83,907)
Equity attributable to shareholder		1,322,838	1,071,231
Non-controlling interest		520	509
Total equity		1,323,358	1,071,740
Total liabilities and equity		$9,791,935	$5,812,685

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and six-month periods ended June 30, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation offers television distribution, Internet access, business solutions (including data centers), cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand services.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2016 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on August 9, 2017.

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Employee costs	$147,310	$140,172	$294,566	$284,965
Less employee costs capitalized to fixed assets and intangible assets	(49,634)	(44,926)	(96,877)	(91,387)
	97,676	95,246	197,689	193,578
Purchase of goods and services
Royalties and rights	104,689	105,790	213,832	217,562
Cost of retail products	80,701	71,614	150,302	127,833
Subcontracting costs	28,547	28,131	58,010	55,385
Marketing and distribution expenses	14,084	13,242	26,092	29,394
Other	104,288	102,434	205,714	205,322
	332,309	321,211	653,950	635,496
	$429,985	$416,457	$851,639	$829,074

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

3.	FINANCIAL EXPENSES

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Third parties:
Interest on long-term debt	$41,462	$38,835	$76,498	$77,584
Amortization of financing costs	1,097	1,002	2,086	1,882
Gain on foreign currency translation on short-term monetary items	(286)	(547)	(622)	(1,123)
Other	422	(65)	1,117	312
	42,695	39,225	79,079	78,655
Affiliated corporations:
Interest expense	61,101	62,410	61,101	118,200
Dividend income	(61,683)	(62,980)	(61,683)	(119,410)
Interest income	(4,209)	–	(4,209)	–
	(4,791)	(570)	(4,791)	(1,210)
Interest on net defined benefit liability	861	853	1,722	1,706
	$38,765	$39,508	$76,010	$79,151

4.	LOSS (GAIN) ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Loss (gain) on the ineffective portion of fair value hedges	$1,212	$(1,261)	$1,468	$(49)
(Gain) loss on embedded derivatives related to long-term debt	–	(27)	174	(53)
	$1,212	$(1,288)	$1,642	$(102)

5.	RESTRUCTURING OF OPERATIONS, LITIGATION AND OTHER ITEMS

During the respective three-month and six-month periods ended June 30, 2017, a net charge of $6.4 million and a net reversal of the charge of $6.0 million were recorded relating to various cost reduction initiatives across the organization, the migration of subscribers from analog to digital services and developments in certain litigations (net charge of $4.0 million and $8.5 million for the respective three-month and six-month periods ended June 30, 2016).

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

6.	BUSINESS ACQUISITION

On January 7, 2016, the Corporation acquired Fibrenoire inc., a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million. At closing, the Corporation paid an amount of $119.1 million, net of cash acquired of $1.8 million. A post-closing adjustment of $0.2 million was received in the second quarter of 2016. The purchase balance was paid in February 2017 for an amount of $5.6 million plus interest of $0.3 million.

7.	GAIN ON SALE OF SPECTRUM LICENCES

On June 20, 2017, the Corporation sold its AWS spectrum licence in the Greater Toronto region to Rogers Communications Canada inc. for a cash consideration of $184.2 million, pursuant to the transfer option held since 2013. The sale resulted in a gain on disposal of $87.8 million.

On July 24, 2017, the Corporation sold seven 2500 MHz and 700 MHz wireless spectrum licences outside Quebec to Shaw Communications inc. for a cash consideration of $430.0 million. The licences were reclassified as assets held for sale in current assets on the consolidated balance sheet as of June 30, 2017. The sale will result in a gain on disposal of $243.0 million in the third quarter of 2017.

8.	LONG-TERM DEBT

Components of long-term debt are as follows:

	June 30, 2017	December 31, 2016
Bank credit facilities	$10,714	$225,521
Senior Notes	3,367,800	2,954,780
Total long-term debt	3,378,514	3,180,301

Change in fair value related to hedged interest rate risk	8,628	8,377
Adjustment related to embedded derivatives	–	(174)
Financing fees, net of amortization	(32,256)	(25,396)
	(23,628)	(17,193)
	3,354,886	3,163,108
Less: current portion	(10,714)	(10,714)
	$3,344,172	$3,152,394

On January 5, 2017, the Corporation redeemed an aggregate principal amount of $175.0 million of its issued and outstanding 6.875% Senior Notes due July 15, 2021, at a redemption price of 103.438% of their principal amount, for a cash consideration of $181.0 million.

On May 1, 2017, the Corporation redeemed all of its issued and outstanding 6.875% Senior Notes due July 15, 2021, in aggregate principal amount of $125.0 million, at a redemption price of 103.438% of their principal amount, for a cash consideration of $129.3 million. As a result, a loss of $5.2 million was accounted for in the first quarter of 2017.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

8.	LONG-TERM DEBT (continued)

On April 13, 2017, the Corporation issued US$600.0 million aggregate principal amount of Senior Notes bearing interest at 5.125% and maturing on April 15, 2027, for net proceeds of $794.6 million, net of financing fees of $9.9 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on the Corporation’s ability to incur additional indebtedness, pay dividends and make other distributions. The notes are guaranteed by specific subsidiaries of the Corporation and are redeemable at the option of the Corporation, in whole or in part at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter. The Corporation has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency swaps.

On May 4, 2017, the Corporation transferred all then existing commitments under its unsecured revolving credit facility to its secured revolving credit facility, hence increasing its secured facility from $630.0 million to $965.0 million and terminating its unsecured facility.

9.	INVESTMENTS AND SUBORDINATED LOAN FROM PARENT CORPORATION

On February 12, 2016, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 430,000 preferred shares, Series B, for a total cash consideration of $430.0 million, and settled cumulative unpaid dividends of $6.9 million. On the same day, the Corporation used the total proceeds of $430.0 million to repay part of its subordinated loan contracted from Quebecor Media Inc.

On March 1, 2016, the Corporation contracted a subordinated loan of $625.0 million from Quebecor Media Inc., bearing interest at a rate of 11.5%, payable every six months on June 20 and December 20, and maturing on March 1st, 2046. On the same day, the Corporation invested the total proceeds of $625.0 million into 625,000 preferred shares, Series D, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 11.6%, payable semi-annually.

On November 1, 2016, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 1,660,000 preferred shares, Series B and 625,000 preferred shares, Series D for a total cash consideration of $2.29 billion, and settled cumulative unpaid dividends of $92.7 million. On the same day, the Corporation used the total proceeds of $2.29 billion to repay its subordinated loans contracted from Quebecor Media Inc.

On May 3, 2017, the Corporation contracted a subordinated loan of $3.6 billion from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20 and maturing on May 3, 2047. On the same day, the Corporation invested the total proceeds of $3.6 billion into 3,600,000 preferred shares, Series C, of 9346-9963 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.6%, payable semi-annually.

These transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries

10.	SUBORDINATED LOAN TO PARENT CORPORATION

On April 12, 2017, the Corporation issued to Quebecor Media Inc. a $342.0 million subordinated loan, bearing interest at 5.5%, payable every six months on April 12 and October 12, and maturing on April 12, 2019.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

11.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of June 30, 2017 and December 31, 2016	172,516,829	$132,401

12.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options in the stock-based compensation plans in which management of the Corporation participate for the six-month period ended June 30, 2017:

	Outstanding options
	Number	Weighted average exercise price
Quebecor Inc.
As of December 31, 2016	50,000	$25.49
Granted	–	–
As of June 30, 2017	50,000	$25.49
Vested options as of June 30, 2017	33,333	$25.49

Quebecor Media Inc.
As of December 31, 2016	286,105	$63.98
Exercised	(16,500)	62.31
Cancelled	(10,000)	66.09
As of June 30, 2017	259,605	$64.01
Vested options as of June 30, 2017	82,978	$62.47

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

12.	STOCK-BASED COMPENSATION PLANS (continued)

During the three-month period ended June 30, 2017, 11,250 of the Corporation’s stock options were exercised for a cash consideration of $0.05 million (3,200 stock options for $0.05 million in 2016). During the six-month period ended June 30, 2017, 16,500 of the Corporation’s stock options were exercised for a cash consideration of $0.1 million (34,128 stock options for $0.45 million in 2016).

Deferred share units (“DSU”) and performance share units (“PSU”) plans

Under the DSU and PSU plans, based on Quebecor Class B Subordinate Shares (“Quebecor Class B Shares”), the DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be and the PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares. No treasury shares will be issued for the purposes of these plans. As of June 30, 2017, 17,158 DSUs and 20,979 PSUs awarded to employees of the Corporation were outstanding under these plans.

Stock-based compensation expense

For the three-month period ended June 30, 2017, a net consolidated charge related to all stock-based compensation plans was recorded in the amount of $1.7 million (a net charge of $0.2 million in 2016). For the six-month period ended June 30, 2017, a net consolidated charge related to the stock-based compensation plans was recorded in the amount of $2.4 million (a net charge of $0.8 million in 2016).

13.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2015	$(40,436)	$(36,408)	$(76,844)
Other comprehensive income (loss)	30,878	(47,100)	(16,222)
Balance as of June 30, 2016	(9,558)	(83,508)	(93,066)
Other comprehensive (loss) income	(41,634)	50,793	9,159
Balance as of December 31, 2016	(51,192)	(32,715)	(83,907)
Other comprehensive income	31,721	–	31,721
Balance as of June 30, 2017	$(19,471)	$(32,715)	$(52,186)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9  3/4-year period.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

14.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its other financial instruments accounted for at fair value in the consolidated balance sheets:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents and bank indebtedness, classified as held for trading and accounted for at their fair value in the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility, discount factors, and the underlying instrument’s adjusted implicit interest rate and credit premium.

The carrying value and fair value of long-term debt and derivative financial instruments as of June 30, 2017 and December 31, 2016 are as follows:

	June 30, 2017		December 31, 2016
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(3,378,514)	$(3,568,000)	$(3,180,301)	$(3,266,417)
Derivative financial instruments
Early settlement options	–	–	417	417
Foreign exchange forward contracts[3]	(4,115)	(4,115)	2,467	2,467
Cross-currency interest rate swaps[3]	352,369	352,369	415,321	415,321

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

[2]	The fair value of long-term debt does not include the fair value of early settlement options, which is presented separately in the table.

[3]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Philippe Cloutier
By:	Philippe Cloutier
Senior Vice President and Chief Financial Officer

Date: August 15, 2017